Boundary Layer Technologies Inc (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Balance Sheet

Boundary Layer Technologies Inc
As of December 31, 2024
Accrual Basis

	DEC 31, 2024
Assets	
Current Assets	
Cash and Cash Equivalents	201,660.94
Total Current Assets	**201,660.94**
Fixed Assets	497.20
Long Term Assets	92,273.12
Total Assets	**294,431.26**
Liabilities and Equity	
Liabilities	
Current Liabilities	579,484.88
Long Term Liabilities	704,763.92
Total Liabilities	**1,284,248.80**
Equity	(989,817.54)
Total Liabilities and Equity	**294,431.26**

Income Statement - Grouped

Boundary Layer Technologies Inc
For the year ended December 31, 2024

	2024
Income	
Refunds	(88,795.00)
Consulting Revenue	153,873.00
Total Income	**65,078.00**
Cost of Goods Sold	
Other Costs	115,360.87
Valo COGS	371,285.32
Total Cost of Goods Sold	**486,646.19**
Gross Profit	**(421,568.19)**
Operating Expenses	
Rent	135,005.20
Wages and Salaries	144,488.91
Accounting and Bookkeeping	5,512.66
Automobile costs	9,210.96
Advertising and Marketing	28,386.63
Workshop Tools and Consumables	4,513.00
Travel and Meals	8,802.28
Insurance	892.60
Legal	18,041.96
Office Expenses	26,614.59
Professional Contractors	44,636.34
Software Expenses	27,954.24
Other Expenses	164,587.71
Total Operating Expenses	**618,647.08**
Operating Income	**(1,040,215.27)**
Other Income / (Expense)	
R&D Credits	14,289.61
Total Other Income / (Expense)	**14,289.61**
Net Income	**(1,025,925.66)**

Business Cash Flow Summary

Boundary Layer Technologies Inc
For the year ended December 31, 2024

	2024
Operating Activities	
Receipts from customers	65,078.00
Payments to suppliers and employees	(1,112,973.27)
Cash receipts from other operating activities	14,289.61
Net Cash Flows from Operating Activities	**(1,033,605.66)**
Investing Activities	
Proceeds from sale of property, plant and equipment	282.96
Net Cash Flows from Investing Activities	**282.96**
Financing Activities	
Other cash items from financing activities	976,728.47
Net Cash Flows from Financing Activities	**976,728.47**
Net Cash Flows	**(56,594.23)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	258,255.17
Net cash flows	(56,594.23)
Cash and cash equivalents at end of period	201,660.94
Net change in cash for period	**(56,594.23)**

Boundary Layer Technologies Inc
Statement of Changes in Equity

Accounts	2024 Amount (USD)
Opening Balances (as of Dec 31, 2023)	
Common Stock	52.00
Additional Paid-in Capital	9,538.00
SAFE Notes	5,091,247.00
Retained Earnings / (Accumulated Deficit)	(5,849,028.00)
Cumulative Translation Adjustment	4,174.00
Total Opening Equity	**(744,017.00)**
Change During 2024	
Net Loss	(1,025,925.66)
Total Change in Equity	**(1,025,925.66)**
Closing Balances (as of Dec 31, 2024)	
Total Equity	**(989,817.54)**

Boundary Layer Technologies Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Boundary Layer Technologies Inc (the "Company") is a corporation organized on April 16, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.